UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y Minera de Chile S.A. to the Superintendencia de Valores y Seguros de Chile on October 25, 2005

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F        x                           Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ______No        x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

FOR IMMEDIATE RELEASE SQM REPORTS EARNINGS FOR THE FIRST NINE MONTHS OF 2005

Highlights

• Third quarter 2005 earnings increased 25.1% to US$1.22 per ADR from US$0.98 per ADR for the third quarter 2004.

• Earnings per ADR increased 55.9% from US$2.11 for the nine-month period ended
          September 30, 2004, to US$3.29 for the nine-month period ended September 30, 2005.

• During the last eighteen quarters, net income has been higher than the net income of the same quarter of the previous year.

Santiago, Chile, October 25, 2005.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the third quarter of 2005, which reached US$32.2 million (US$1.22 per ADR), 25.1% higher than the US$25.7 million recorded during the same period of the previous year. Operating income for the third quarter reached US$49.2 million, 24.3% higher than the US$39.6 million reported for the same period during 2004. Revenues totaled US$244.9 million, approximately 11% higher than the US$220.6 million recorded for the same period of 2004.

SQM’s Chief Executive Officer, Patricio Contesse, stated “The markets maintain their positive tendency, which allows us to be optimistic with respect to the next year. Prices have continued to recover in the last months and the demand continuous growing as it has happened in the last years”. He added, “the third quarter earnings increase in a 25% with respect to the third quarter of year 2004 is a good news, still more if we consider that the results of the third quarter of the previous year were 94% better than the third quarter of 2003”.

Earnings for the first nine months of 2005 reached US$86.7 million (US$3.29 per ADR), 55.9% higher than the US$55.6 million reported for the first nine months of the previous year. Operating income reached US$138.1 million (20.3% of revenues), higher than the US$93.2 million (15.7% of revenues) of the first nine months of 2004. Revenues obtained during the first nine months of 2005 reached US$681.1 million, approximately 14.7% higher than the US$593.7 million reported for the same period of the previous year.

The analysis of the different business areas is the following:

1.- Specialty Plant Nutrition (SPN)

During the third quarter of 2005 revenues reached US$134.9 million, 11.8% higher than the US$120.7 million recorded for the third quarter of 2004.

Revenues for specialty plant nutrition for the first nine months of 2005 reached US$371.4 million, 15.6% higher than the US$321.2 million of the same period of the previous year.

Higher revenues obtained during the first nine months are mainly explained by:

•	Prices have recovered and we expect that this trend will maintain.
Demand for specialty plant nutrition continues to be strong. The price increase in potash, a raw material in the production of potassium-based specialty plant nutrition and the tight conditions on the supply side, are the main factors resulting in sustained price increases in most of our markets and helps strengthen the price environment for the future.

•	Sales volumes have been slightly lower due to a tight production capacity and for this reason SQM has privileged market with higher returns. The company expects to increase its nitrates production capacity between 20% and 30% for the second half 2007.

•	There has been a switch in revenues from field fertilizers to soluble fertilizers due to SQM´s decision to get better margins. The increase in soluble fertilizers were mainly in Europe, North America and Mexico.

The results of SQM´s subsidiary in charge of the trading of SPN and commodity fertilizer in Chile (SQMC), were negatively affected by low sales volumes and margins that were registered in the last months. Mainly during the third quarter, the continuous rains that affected the fertilizer season were the main cause of the decrease in sales. Additionally the higher inventories of commodity fertilizers in Chile, at the beginning of the third quarter, put an additional downward pressure on trading margins.
SQMC´s earnings during the third quarter 2005 were negative in US$(0.6) million that it is compared with a net income of US$5.6 million during the third quarter of last year.

Specialty plant nutrition gross margin(2) for the first nine months of 2005 was approximately US$25.5million higher than the margin of the same period of the previous year.

2.- Industrial Chemicals

Industrial Chemicals revenues during the third quarter of 2005 reached US$18.4 million, similar to the US$18.2 million recorded for the third quarter of 2004.

During the first nine months of 2005 revenues reached US$55.5 million, higher than the US$53.4 million of the same period of the previous year.

This slightly increase in revenues is mainly explained by a continues price recovery for most of our industrial products.

During this period we have experimented a decrease in our sales volumes due to the Company’s decision to privilege markets with higher returns

Industrial chemicals gross margin for the first nine months of 2005 was approximately US$3.5 million higher than the gross margin of the same period of the previous year.

3.- Iodine and iodine derivatives

Revenues for iodine and iodine derivatives for the third quarter of 2005 reached US$37.5 million, higher than the US$27.0 million of the same period of the previous year.

During the first nine months of 2005 revenues reached US$112.1 million, 37.6% higher than the US$ 81.5 million recorded for the first nine months of 2004.

Higher revenues obtained during the period reflect a healthy demand, to which is estimated to be growing at approximately 6.5% this year. The main drivers continue to be LCD, x-ray contrast media and biocides.

Sales volumes for the first nine months of 2005 grew close to 10%, this increased demand combined with the high capacity utilization rates in the industry have put an upward pressure on prices, which for the first nine months of this year grew on average close to US$ 4.0 per kilogram compared to the same period of the previous year.

Iodine and iodine derivates gross margin for the first nine months of 2005 was approximately US$15.5 million higher than the gross margin of the previous year.

4.- Lithium and lithium derivatives

Revenues for lithium and lithium derivatives for the third quarter of 2005 were US$19.6 million, higher than the US$16.9 millions reached for the same period of 2004

During the first nine months of 2005 revenues reached US$60.8 million, 34.8% higher than the US$45.1 million recorded for the first nine months of 2004.

Higher revenues in this business line are mainly explained by better price conditions and similar sales volumes.

Lithium and lithium derivatives’ market reveal a tight worldwide capacity, that situation will continue to influence prices and we expect that the upward trend will continue during this year. The Company’s decision has been to privilege markets with higher returns such as Europe

The growing demand is driven by the batteries, grass and frits. We expect a demand growth between 5% and 6% during 2005.

Lithium and lithium derivatives gross margin for the first nine months of 2005 was approximately US$7.5million higher than the gross margin of the same period of previous year.

5.- Others

Potassium chloride

Revenues for potassium chloride for the third quarter of 2005 reached US$8.4 million, lower than the US$12.6 million reached during the same period of 2004.

During the first nine months of 2005 revenues reached US$24.0 million, 19.1% lower than the US$ 29.6 million recorded in the first nine months of 2004.

Lower revenues are mainly explained by inferior sales volumes in Chile and sales to PCS Yumbes during 2004. The acquisition of PCS Yumbes at the end of 2004 generates a decrease in third party sales of potassium chloride and an increase of internal consumption in the production of potassium nitrate.

Additionally and regarding to the SQM’s potassium chloride policy, we will continue privileging the internal consumption of potassium chloride for the production of potassium nitrate.

Other commodity fertilizers

Sales of other commodity fertilizers, decrease from US$62.9 million in the first nine months of 2004, to US$57.2 million in the first nine months of 2005, mainly due to the lower sales in Chile, as we explained in the SPN analysis.

Selling and Administrative Expenses

Selling and Administrative Expenses reached US$46.4 million (6.8% of revenues) during the first nine months of 2005 compared to the US$38.7 million (6.5% of revenues) recorded during the first nine months of 2004.

Non-operating income for the first nine months of 2005 shows a US$24 million loss which compares to a US$13.9 million loss for the same period of the previous year. The main variations in the non-operating income were the following:

•	On August 18, 2004, the Company sold its 14.05% stake in Empresas Melón at a public auction carried out in the Santiago Stock Exchange. The transaction reported a before-tax profit of approximately US$8 million.

•	Net financial expenses(3) decreased from US$(13.0) million in the first nine months of 2004 to US$(11.9) million in the first nine months of 2005.

•	During the first nine months of 2004, the Company recorded exchange losses of approximately US$2.5 million whereas during 2005 there have been exchange losses of approximately US$5.5 million, this is due to the Chilean peso exchange rate and Euro exchange rate.

Outlook for the year 2005

Considering the improved market conditions for most of the company’s products we believe that the fourth quarter will be positive for the Company, yielding higher earnings and operating income than in the same period of the year 2004, continuing with the positive trend observed so far.

Notes:

(1) Yara International ASA, a Norwegian company, participates indirectly on Sociedad de Inversiones Pampa Calichera, which is in turn owner of 37.5% of Series A shares of SQM. During the last general shareholders meeting, Yara elected one out of eight SQM’s directors.

(2) Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed a similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(3) Net financial expenses correspond to total financial expenses net of financial income during the period.

SQM is an integrated producer and distributor of specialty plant nutrition, industrial chemicals, iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the world leadership in its three main businesses: specialty plant nutrition, iodine and lithium.

This leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets where it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based in vast and high quality natural resources.
•	Know how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products
•	International sales offices with offices in more than 20 countries and sales in over 100 countries.
•	Sales synergies due to the production of a complete range of specialty plant nutrition.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information contact: Carolina Pavez, 56-2-4252274 / 56-2-4252485 / carolina.pavez@sqm.com

Balance Sheet

(US$ Millions)	As of September 30
	2005	2004

Current Assets	662,7	609,0
Cash and cash equivalents (1)	74,5	114,8
Account receivables (2)	220,9	196,2
Inventories	313,0	259,5
Others	54,3	38,4

Fixed Assets	765,7	671,2

Other Assets	93,5	78,3
Investment in related companies (3)	37,7	20,0
Others	55,9	58,2

Total Assets	1.521,9	1.358,5

Current Liabilities	344,8	155,2
Short term interest bearing debt	200,9	52,8
Others	143,9	102,4

Long-Term Liabilities	152,0	246,2
Long term interest bearing debt	100,0	200,0
Others	52,0	46,2

Minority Interest	34,4	30,8

Shareholders' Equity	990,7	926,3

Total Liabilities	1.521,9	1.358,5

Current Ratio (4)	1,9	3,9
Net Debt / Total capitalization (5)	18,1%	12,6%

(1) Cash + time deposits + marketable securities
(2) Account receivables + account receivables from related co.
(3) Investment in related companies net of goodwill and neg. goodwill
(4) Current assets / current liabilities
(5) Net Interest bearing debt/ (Net Interest bearing debt + Equity+ Minority Int.)

Income Statement

			For the 9-month period
(US$ Millions)	For the 3rd Quarter		ended September 30,
	2005	2004	2005	2004

Revenues	244,9	220,6	681,1	593,7

Specialty Plant Nutrition	134,9	120,7	371,4	321,2
Potassium nitrate and Blended Fertilizers(1)	119,1	106,4	329,6	289,7
Potassium Sulfate	15,8	14,3	41,8	31,5
Industrial Chemicals	18,4	18,2	55,5	53,4
Industrial Nitrates	16,9	17,0	50,2	47,8
Sodium Sulfate	0,6	0,7	2,8	3,3
Boric Acid	0,9	0,4	2,5	2,3
Iodine and iodine derivatives	37,5	27,0	112,1	81,5
Lithium and lithium derivatives	19,6	16,9	60,8	45,1
Other Income	34,5	37,8	81,2	92,5
Potassium Chloride (Potash)	8,4	12,6	24,0	29,6
Others	26,1	25,2	57,2	62,9

Cost of Goods Sold	(162,3)	(153,2)	(446,3)	(416,3)
Depreciation	(17,3)	(15,9)	(50,3)	(45,5)

Gross Margin	65,3	51,6	184,6	131,9

Selling and Administrative Expenses	(16,1)	(12,0)	(46,4)	(38,7)

Operating Income	49,2	39,6	138,1	93,2

Non-Operating Income	(7,2)	(3,2)	(24,0)	(13,9)
Financial Income	1,3	1,0	4,2	2,6
Financial Expenses	(5,7)	(4,9)	(16,1)	(15,6)
Capitalized Interest (2)	1,5	0,4	3,4	1,2
Others	(4,3)	0,3	(15,5)	(2,2)

Income Before Taxes	42,1	36,4	114,2	79,3
Income Tax	(9,9)	(8,4)	(26,6)	(19,8)
Other Items	0,1	(2,2)	(0,9)	(3,9)

Net Income	32,2	25,7	86,7	55,6
Net Income per ADR (US$)	1,22	0,98	3,29	2,11

(1) Includes Blended Fertilizers. Yara Specialty Plant Nutrition and Other Specialty Plant Nutrition
(2) Capitalized Interests in fixed assets

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer &
Business Development SVP

Date: October 25, 2005